Filed by Accuride Corporation

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Accuride Corporation

File No. 333-167111

CORPORATION
7140 Office Circle
P.O. Box 15600
Evansville, IN 47716

Notice to Holders of Accuride Corporation 7.5% Senior Convertible Notes due 2020

October 7, 2010

Accuride Corporation (the “Company”)

7.5% Senior Convertible Notes due 2020 (the “Notes”)

CUSIP Nos.:  00439T AA5, 00439T AC1, U0045X AA9, 00439T AB3 and 00439T AG2

Reference is made to the indenture governing the Notes, dated as of February 26, 2010 (the “Indenture”), among the Company, the guarantors party thereto and Wilmington Trust FSB, as trustee.  Capitalized terms used and not defined herein have the meanings ascribed to them in the Indenture.

Under Section 1404(a) of the Indenture, the Company may increase the Conversion Rate of the Notes by any amount for a period of at least 20 Business Days if the Board of Directors of the Company (the “Board”) determines that such increase is in the Company’s best interests.  Section 1404(a) requires that the Company provide notice to registered Holders at least 15 days before the day the increase commences.

Pursuant to Section 1404(a), the Company hereby provides notice that the Company intends to offer to increase the conversion rate to 238.2119 shares of the Company’s common stock per $1,000 principal amount of Notes (the “Conversion Rate”), commencing on October 22, 2010 or such later date as the Company shall determine (such offer to increase the conversion rate, the “Conversion Offer”). The Conversion Rate assumes the completion of a 1-for-10 reverse stock split of the Company’s common stock, as described in the Company’s news release dated October 6, 2010.  The Conversion Rate will be adjusted proportionally in the event that the reverse stock split is not completed prior to the settlement of the conversion offer.

The Conversion Offer will remain open for at least 20 business days and will be conducted in accordance with the applicable rules of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Conversion Offer will be conditioned upon, among other things, a minimum conversion level, the effectiveness of a registration statement covering the Conversion Offer and the receipt of “lock-up” agreements from converting Holders.

The Conversion Offer will be made solely pursuant a formal offer to convert and consent solicitation/prospectus, a related letter of transmittal and other Conversion Offer documents, each of which will be filed with the Securities and Exchange Commission (the “SEC”) on a registration statement on Form S-4 and a tender offer statement on Schedule TO.  The registration statement and the tender offer statement, including the offer to convert and consent solicitation/prospectus, the related letter of transmittal and other Conversion Offer documents, contain important information that should be read carefully before any decision is made with respect to the Conversion Offer.  All of these materials will be made available free upon request to MacKenzie Partners, Inc., information agent for the Conversion Offer, at (800) 322-2885 (toll free) or (212) 929-5500, and may also be obtained free at the SEC’s website: www.sec.gov.

Neither the Company, nor Wilmington Trust FSB, shall be held responsible for the selection or use of any CUSIP number, nor is any representation made as to the correctness of any CUSIP number indicated in this redemption notice.  It is included solely for the convenience of the Holders.

Please contact MacKenzie Partners, Inc. with any questions regarding this notice or the Conversion Offer.

Sincerely,

ACCURIDE CORPORATION